Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274564

Prospectus Supplement No. 24

(To Prospectus dated December 15, 2023)

ALLURION TECHNOLOGIES, INC.

Up to 56,548,268 Shares of Common Stock

This prospectus supplement no. 24 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 15, 2023 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1/A (Registration Statement No. 333-274564). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2025 (the “8-K”). Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On August 6, 2025, the last quoted sale price for shares of our common stock as reported on the NYSE was $2.83 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.0501 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 26 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 7, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 04, 2025

Allurion Technologies, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41767	92-2182207
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Huron Drive
Natick, Massachusetts	01760
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (508) 647-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 0.056818 shares of common stock, each at an exercise price of $202.50 per share of common stock	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 5, 2025, Allurion Technologies, Inc. (the “Company”) announced select preliminary unaudited financial results for the second quarter ended June 30, 2025.

This information is preliminary and unaudited and reflects the Company’s estimated financials results for the second quarter 2025. The Company’s actual financial results for the second quarter ended June 30, 2025, have not yet been finalized by management or reviewed by the Company’s independent auditors, Deloitte & Touche LLP. The foregoing financial results are not a comprehensive statement of all financial results for the second quarter ended June 30, 2025. Subsequent information or events may lead to material differences between the foregoing preliminary unaudited financial results and those reported in the Company’s subsequent filings with the Securities and Exchange Commission. Accordingly, investors should not place undue reliance on these preliminary unaudited financial results.

Item 2.05 Costs Associated with Exit or Disposal Activities.

On August 5, 2025, the Company announced a strategic restructuring plan adopted by the Company’s board of directors on July 23, 2025 (the “Restructuring Plan”). In connection with the Restructuring Plan, the Company is focusing on low-dose GLP-1 combination therapy, muscle mass maintenance, and U.S. market entry, in combination with other cost-saving measures. The Restructuring Plan includes a reduction in force of approximately 70 employees, or approximately 65% of its workforce, which the Company expects to substantially complete by the end of the third quarter of 2025. The Restructuring Plan was communicated to affected employees between August 4, 2025 and August 6, 2025. As part of this Restructuring Plan, the Company expects to incur severance and severance-related charges of approximately $1.5 million. The Company’s estimated restructuring charges is based on a number of assumptions. Actual results may differ materially and the Company may also incur other charges or cash expenditures not currently contemplated or that cannot be currently estimated due to events that may occur as a result of, or be associated with, the Restructuring Plan.

Item 7.01 Regulation FD Disclosure

On August 5, 2025, the Company issued a press release titled “Allurion Announces New Strategic Direction With Increasing Focus on Low-Dose GLP-1 Combination Therapy, Muscle Mass Maintenance, and US Market Entry.” A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 2.05 above is incorporated herein by reference in this Item 7.01.

The information in Items 2.02 and 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 attached hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference into any filing by the Company, under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

99.1	Press Release issued by Allurion Technologies, Inc. on August 5, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 6, 2025	By:	/s/ Brendan M. Gibbons
Name: Brendan M. Gibbons Title: Chief Legal Officer

Exhibit 99.1

Allurion Announces New Strategic Direction With Increasing Focus on Low-Dose GLP-1 Combination Therapy, Muscle Mass Maintenance, and US Market Entry

Signed term sheet with strategic partner to enhance distribution capabilities and R&D pipeline, including the potential joint development of a novel, GLP-1 drug-eluting balloon

Submitted protocol to IRBs for approval on prospective, multi-center trial on combination therapy with low-dose GLP-1s and the Allurion Program to achieve weight loss while maintaining muscle mass and increasing GLP-1 adherence

Commenced transition to distribution partners with access to physician networks prescribing GLP-1 therapy and equipped to deliver metabolically healthy weight loss

PMA application for the Allurion Balloon successfully accepted by FDA for evaluation

Preliminary, unaudited second quarter results reflect growth in direct markets driven in part by GLP-1 combination therapy and offset by reduced sales in distributor markets undergoing partner transitions

NATICK, Mass.—August 5, 2025—(BUSINESS WIRE)—Allurion Technologies, Inc. (NYSE: ALUR), a pioneer in metabolically healthy weight loss, today announced a new strategic direction with an increasing focus on low-dose GLP-1 combination therapy, muscle mass maintenance, and US market entry.

The company has reported on real-world data from nearly 20,000 patients that demonstrate that patients using the Allurion Program lose weight immediately and through a focus on behavior change, keep the weight off while increasing muscle mass. For patients using the Allurion Program in combination with low-dose GLP-1s, initial data demonstrate increased weight loss with increases in lean body mass and adherence to GLP-1s. In the second quarter of 2025, clinics where the combination approach was piloted as part of a comprehensive obesity management program grew by 20% compared to the first quarter of 2025.

The company launched several R&D, clinical, and commercial initiatives in the second quarter of 2025 in light of this shift.

“We believe the Allurion Program is the only solution for obesity management that has consistently demonstrated significant and immediate weight loss while maintaining or increasing muscle mass,” said Dr. Shantanu Gaur, Founder and CEO of Allurion. “In combination with low-dose GLP-1s, we believe the clinical benefit increases even more, with higher levels of adherence to GLP-1s, and we are confident that by pivoting to this approach, we will capitalize on the success of GLP-1s and set Allurion up for long-term success.”

Key Initiatives Launched in the Second Quarter of 2025

The company announced that it has signed a term sheet with a strategic partner to expand ex-US distribution and enhance the R&D pipeline, including the potential joint development of a novel, GLP-1 drug-eluting intragastric balloon. The company also announced that it has submitted its protocol for a prospective, multi-center study on the combination of the Allurion Program with a low-dose of GLP-1 for weight loss while maintaining muscle mass and increasing GLP-1 adherence to Institutional Review Boards (IRBs) in Europe for approval. The company expects to begin enrollment in that study this year.

“We believe it has become clear that GLP-1s alone are not the answer due to side effects, poor adherence, and loss of muscle mass,” said Dr. Gaur. “We are taking a new direction at Allurion by focusing on next-generation R&D with a strategic partner that has deep experience developing and manufacturing drug-eluting devices and has a global footprint in bariatrics, advancing our prospective clinical trial on low-dose GLP-1 combination therapy, and transitioning to distributors who have access to physician networks that can offer comprehensive obesity care. We believe this pivot will establish a new standard of care in obesity, where patients can achieve meaningful weight loss while preserving muscle mass and serve as a model for US market entry.”

New Strategic Direction and Distribution Partners

In addition, in the second quarter, as part of its new strategic direction, the Company commenced a transition to distribution partners with access to physician networks prescribing GLP-1s and equipped with teams and infrastructure to deliver metabolically healthy weight loss.

The company previously announced a new distribution partnership in Canada with Minogue Medical Inc., a leading Canadian medical device company specializing in obesity care with a national ecosystem of dietitians, bariatric surgeons, and endoscopic specialists that is developing new standards of care in obesity in combination with GLP-1 therapy.

“In the second quarter, we observed traction in our direct markets, especially in clinics that are embracing low-dose GLP-1 combination therapy with a focus on weight loss while maintaining muscle mass,” said Dr. Gaur. “We also began transitioning away from distributors who had not cultivated strong relationships with clinics that embrace GLP-1 combination therapy. In the second half of 2025, we expect to continue these transitions and re-allocate resources to clinics seeing strong results with GLP-1 combination therapy. While we expect this pivot to continue to be disruptive in the short-term, we believe it will lead to long-term growth and refinement of a strategy that we could utilize out of the gate in the U.S. market.”

With the new strategic direction and near-term disruption, management expects preliminary, unaudited revenue for the second quarter of 2025 to be approximately $3 million and an operating loss of approximately $7 million as compared to an operating loss of $9.3 million in the second quarter of 2024. The improvement in operating loss year-over-year was driven in part by a reduction in operating expenses of approximately 50% year-over-year.

“With renewed focus on our R&D and clinical pipelines, high-performing accounts embracing combination therapy, and strategic distribution partners, we are looking to position Allurion for long-term success in a highly dynamic obesity market with a potential US launch on the horizon,” said Dr. Gaur.

About Allurion

Allurion is a pioneer in metabolically healthy weight loss. The Allurion Program is a weight-loss platform that combines the Allurion Gastric Balloon, the world’s first and only swallowable, Procedureless™ gastric balloon for weight loss, the Allurion Virtual Care Suite, including the Allurion Mobile App for consumers and Allurion Insights for healthcare providers featuring the Iris AI Platform, and the Allurion Connected Scale. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor, and manage weight-loss therapy for patients regardless of their treatment plan. The Allurion Gastric Balloon is an investigational device in the United States.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com.

Allurion is a trademark of Allurion Technologies, Inc. in the United States and countries around the world.

Estimated Preliminary Results for the Second Quarter Ended June 30, 2025 (Unaudited)

Set forth above are certain estimated preliminary financial results and other key business metrics for the first quarter ended June 30, 2025. These estimates are based on the information available to us at this time. Our actual results may vary from the estimated preliminary results presented here due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the first quarter ended June 30, 2025 are finalized. The estimated preliminary financial results and other key business metrics have not been audited or reviewed by our independent registered public accounting firm. These estimates should not be viewed as a substitute for our full interim or annual financial statements. Accordingly, you should not place undue reliance on this preliminary data.

Forward-Looking Statements

This press release contains forward-looking statements that reflect Allurion’s beliefs and assumptions based on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terms, although not all forward-looking statements contain these words. Although Allurion believes it has a reasonable basis for each forward-looking statement contained in this release, these statements involve risks and uncertainties that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements regarding: establishing a new standard for weight loss; combination with other treatments; choosing appropriate strategic, distribution, or other partners; pioneering in healthy weight loss and maintenance of muscle mass; the uniqueness of Allurion’s product and service offerings, including the Allurion Program; the status of the U.S. FDA’s review of the Company’s PMA application for the Allurion Balloon; expectations regarding entry into the U.S. market; and other statements about future events that reflect the current beliefs and assumptions of Allurion’s management based on information currently available to management.

Allurion cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, general economic, political and business conditions; the ability of Allurion to obtain and maintain regulatory approval for, and successfully commercialize, the Allurion Program, including the Allurion Balloon; the timing of, and results from, Allurion’s clinical studies and trials, including with respect to the combination of GLP-1s with the Allurion Balloon; the evolution of the markets in which Allurion competes, including the impact of GLP-1 drugs; the ability of Allurion to maintain its listing on the New York Stock Exchange; a changing regulatory landscape in the highly competitive industry in which Allurion competes; the impact of the imposition of current and potential tariffs and trade negotiations, and those factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 27, 2025, and updated from time to time by its other filings with the SEC, and its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Allurion undertakes no obligation to update any forward-looking statements to reflect any new information, events, or circumstances after the date they are made, or to reflect the occurrence of unanticipated events, other than as required by applicable law.

Contacts

Media Contact

Allurion Press Office

Woodrow Communications

allurion@woodrowcommunications.com

Investor Contact

investors@allurion.com